Exhibit (a)(34)
Genzyme Corporation presentation delivered at the 29th Annual J.P. Morgan Healthcare Conference on 01/11/2011.
SPEAKER 1: Good morning welcome to the morning session on day two of the JP Morgan Healthcare Conference. My name is Geoff Meacham and I’m the senior biotech analyst here at JP Morgan. It’s a pleasure to introduce Genzyme, one of the leaders in the biotech space with franchises in rare diseases as well as renal diseases and an emerging presence in multiple sclerosis. And speaking on behalf of Genzyme is the chairman and CEO, Henri Termeer. Henri?
SPEAKER 2: Thank you Geoff. I will be making forward looking statements or refer to the SEC filings for further details. There are three things I want to talk about today. One of them is the supply issue. We’ve talked about the supply issue last time and we are making true progress here. The second is how the business is running, you know the supply issue impacted the two products Fabrazyme and Cerezyme but really many, many of the other products that you’re quite familiar with like Lumizyme and so on are doing extremely well. And I want to make a few comments on that. And then the late stages, the late stage pipeline where we have paid a lot of attention to the MS program, the Alemtuzumab for MS now called Lemtrada. I will make comments on that too and try to explain to you why we feel so strongly about its value and how much it is a typical Genzyme kind of program that really starts for the patient rather than product on the shelf. The supply issue is best illustrated by just the results for the fourth quarter. In the fourth quarter, we had revenues of 1 billion, 154 million. This is the highest revenues we’ve ever had in the history of this company. These revenues of course are adjusted for the diagnostic businesses that are discontinued. We also can see here that we are making an announcement just today that we will be divesting the cell therapy business, a very small business about 50 million revenues, it was not profitable that’s where Carticel is very, very, very exciting cell therapy development but we want to focus the business around our high-priority area so this is in process, now on going. Personalized genetic health such Fabrazyme, Lumizyme and Cerezyme are, was up year to year 46%. With renal, Renvela in particular and particularly in Europe which is so very encouraging was up 13% year on year. For the year ‘09 to ‘10 we’re up 2%. For the quarter we’re up 23%. So you see how the supply issue started to resupply the marketplace and continue to grow the products that we have, really makes a big difference. This is some historical context, 8 quarters, the last 8 quarters of revenues. And the last quarter is the highest revenue quarter that we’ve had in our history. On the earning side, we also see how we climbed our way out of this trial, we are now back to where we were prior to these manufacturing issues. With earnings up almost 100% between the 3rd quarter and the current quarter. In Cerezyme we did 224 million dollars. We would have done about 250 million dollars if it weren’t for some glitches at the end of the quarter. We still are vulnerable when we have but whether when we have some delay in the release without having significant inventories to back us up, you do see it immediately on revenues which are in this case. But about a billion dollar product, Cerezyme was back to about a billion dollar rate. And on the right hand side here you can see the production as we see it in the first half of this year and and the second half of this year. And you see it growing. And by the, and the way we make the projections for Cerezyme in terms of our earnings guidance and our revenue guidance for the year we keep relatively flat because now is competition. But a little more than a billion dollars for the year. But towards the end of the year we start to build some inventories to back us up in this program. We’re seeing very good manufacturing yields and this product really is coming back to its strengths that it had prior to these interruptions. Fabrazyme was not quite there. Fabrazyme we here, we really need to have this new plant approved. We did have an 82% increase in allocations during the quarter. We will have similar kind of revenue projection in the first quarter. We put in hashed area here in the second, in the first half production estimates. I’m hesitant at the moment around making very large statements around Fabrazyme recovery in terms of production. It is better, we are improving but we still not where we need to be in order to truly supply the marketplace. Fabrazyme however is a billion dollar opportunity, it is a magnificent opportunity and it is a cause of shame that we can’t take care of it at this very moment. But we will be soon. The new plant on the right hand side here which is the orange, that’s the new cell culture plant in Framingham, Massachusetts where we are running the engineering runs and we bring in for it because of the way that the engineering runs are running, the validation run to these months. And once we are in validation runs that become saleable inventory once the plant is approved. Now, it’s very risky to pin point precisely when that approval will take place. But 3 validation runs necessary in us before, in order for us to work with the regulators, particularly in Europe, we’re going first to Europe in this case to get this approval accomplished. We have good experience in Europe in this regard, this Myozyme that we needed to have, the Myozyme plant in Geel, Belguim approved and we are hopeful indeed given the need for these patients to get this plant approved early. Once that is the case, once we get this plant approved we will be beyond these supply limitations that we’ve been seeing around Fabrazyme. On the left hand side here you see the new fill/finish plant for biologicals that’s also doing engineering runs, we expect this plant to be approved during this year, later in the year, it will result is a four time capacity expansion within the company, it will forever resolve the manufacturing limitations that we have there. We did as you know moved the US production of products from the Allston plant to Hospira, to contract manufacturer, that is on track. We will do that for global manufacture of products in the first of this year, that is somewhat ahead of track. So, this is then the picture that we’re working towards. The three plants here, three cell culture plants, purification plants, one is the Allston. And in 2007 you can see we had about 12,000 liter of perfusion capacity which about equivalent to 120,000 liter batch capacity. In 2007 we were producing in Allston 3 products, all three were growing. And it created a bad bottle neck. And it created the problem that we’ve spoken about before. In 2009 we pulled Myozyme out when the plant in Belgium got approved. And in 2011 we will pull Fabrazyme, we pull Fabrazyme out when the plant in Framingham will get approved. We will then have a redundant capacity for each of these programs, for each of these products. These highly specialized activities going on in three dedicated plants that also can produce other products if need be. That is the permanent solution around the set of issues that we have been living with. We did not go for a half solution here, we went for a permanent solution and we are very encouraged by what we’re seeing in this regard. This then is our adjusted, fine tuned could you say forecast for this coming year. We took a little bit of revenue out. The Fabrazyme we created we took, put some cost back in to the manufacturing equation. These earnings of course in our case we do, they do include amortization $4.10 to $4.35 a share during this year. This will be record earnings for the company representing a very significant growth rate, growth rate of about, the CAGR of about 30% from 2008. Revenues will be about 5 billion dollars for the year. Other businesses that we have not focused on because of the supply issue so much are growing and healthy. We only have a few product in the mature column here. Cerezyme was one of them. Renagel is another, but Renvela the second generation product in that space is not. We got approval for CKD in Europe and we see very good opportunities there. Lumizyme is a product that got approved mid last year in the United States, the same is Myozyme for global sales. We did in the US in the last quarter 30 million dollars, an annualized rate of 120 million. We did 128 million globally, an annualized rate of over 500 million. We did 412 million for the year. This is a tremendous product. We are building in Belgium a new plant double the capacity, next to a plant that we have already built. We think this program is at least as large, at least as important as Cerezyme has been for Gaucher patients. Globally between our competitors and ourselves and our clinical trials we treat about 6,000 Gaucher patients. We estimate maybe about 10,000 patients globally. We own about 1,400 Pompe patients are being treated. We estimate similarly about 10,000 patients around the world. The patient that you see on the left is Maryze in Holland. I got to know her when she was not on treatment. She was extremely ill, I saw her with the dad and the mother. She was in the wheelchair on permanent, probably permanent respirator. And she was planning her life, the life the she had still left. And it was a highly personal experience to me when I met her. And she went on treatment about 6, 7 years ago. Today she has a job, she has a car, she doesn’t have to use it for her lower limbs but she is no longer on the respirator. She drives a car, she is a consultant. And she is an active participant in society. It’s what Myozyme did for her. This is what we do, this is Genzyme. This is what we have worked on for a long time around Cerezyme, around Fabrazyme, around Aldurazyme, around childhood cancer, around Lumizyme or Myozyme. And these two is what we are thinking about when we think about multiple sclerosis and Alemtuzumab. SynviscOne is a little different. This is a diversifying product because this is a very broad based disease but again very well understood disease and we have perfectly integrated around the production of hyaluronic acid based products from the beginning. And this two became a growing product line. Over about 390 almost 400 million dollars last year. A rate over 400 million in the last quarter, some what seasonal the rate of this product works. It has a long life left because about 14% penetration so far in the United States half of it being Synvisc. We just got approval in Japan and we’re starting this month’s we’re staging to roll it out there. The hematologic oncology area and that’s a very typical Genzyme kind of program, it’s growing. It went from 300 to about 700 million almost last year, it will grow over 800 million in the current year, 2011. Three programs that are really very exciting, Clolar, 24% increase despite all the stuff that we’ve talked about together about AML and so on, we’ll get there. This program is truly helping a very unique patient population in the leukemia area. Mozobil, a 40% increase to 27 million last quarter. Thymoglobulin, a very interesting product both for cancer and for SRT, highly specific, produced in a new plant now in France. The late stage pipeline though referred to a few times to the first one here, Alemtuzumab for MS but also the others are very similar, again typical Genzyme kind of programs. Mipomersen will treat patients that cannot be treated that of high cholesterol, with current treatments. Homozygous, very severe heterozygous patients. And Eliglustat for Gaucher patients, an oral treatment that changes that is potentially gave change in that space. But Alemtuzumab is the one that’s most in the front of everybody currently. Because it is a 14 billion dollar market when we get there. This is a very large marketplace indeed. Which has certain characteristics that are very important to see. We believe Alemtuzumab to be the best product in the space, starting to shape up in that way. We believe it to be the most efficacious product and there’s little discussion on that point right now. People understand it. People understand the graphs that are being shown on the long term results of the phase 3 trial. The durability is a remarkable thing. There are only two administrations, one for 5 days infusions in the beginning in the first year. And then 12 months later for 3 days and further 3-day, 3 infusions, and then as needed. And in our projection, based on the experience that we now have we think that then as needed means maybe half on average an infusion per patient for the next 10 years. So, two infusions. Enormous impact on compliance versus daily injections or monthly infusions or daily administration of pills. Enormously important for convenience and time loss. The safety and tolerable is manageable. Of course we will learn more in the phase 3s so we need to learn more in the phase 3s and that’s where we have directed them to learn more, in the phase 3s. But based on all the experience now we are seeing this to be a manageable profile in the context of this disease. And from the benefit upon review clearly worthwhile to manage this profile in a way that you remove any of the risks associated with a very strong compound that this is. But most importantly this is a highly efficacious product. Very convenient for patient. Easy to comply in terms of patients, that is also economically the least expensive to the health care system. Because you don’t have the continuous cost and you don’t have as many costs associated with relapses. But there’s a complete change in how you do things. And that’s why it’s not so easy for people to say yes we understand. We see these advances. And in a 14 billion dollar market you’re going to get all that market instantaneously. No, we have to work this step by step. And we have to bring people on board in a very careful way and that’s what we’ve decided to do years ago. And when we decided what kind of trials that we wanted to do. We did on phase 2 trials against an active control Rebif, we decided to do two additional phase 3 trial against an active control, again Rebif. One for naive patients, the other for treatment experienced patients. These trials were enrolled in record time. They’ve done through out the world over 300 centers, in Europe, Western Europe, Eastern Europe, in Asia, United States, Latin America. A tremendous amount of experience being gained by these trials being done throughout the world. And we will see now the results of these trials this year. We are 6 months removed from the first trial to become visible. This is a very pivotal moment for us to look forward to. Because the phase 2 continue to produce results. We now have five-year results, these five-year results were presented at ECTRIMS in Sweden, you know late last year. It shows a 70% treatment effect after 5 years against Rebif, in terms of relapses and in terms of disability. But it also shows in the right hand side of the graph that there is a reduction of disability in these patients over this period of time. And that is a particularly exciting prospect because this program is going towards severely impacted patients. And if we can reverse any of that disability that would be a magnificent contribution to make. We saw these results in the first year, years ago, it was at that moment that we decided we want to take this forward and we have been spending at the rate of about 2 million dollars a week to get to this point. And we’re still spending about at that rate right now. But we’ll create tremendous value. It’s very much Genzyme kind of program, very patient-centric, very much something where you changed not, it’s not an anonymous pill on the shelf of a pharmacy. It’s a therapy that changes the prospect of health for patients with diseases. This gives you another view on the landscape around here. The frequency for most of the programs, products in the space is quite high; daily, weekly. And in the case of Alemtuzumab I just explained only twice in the year. The cost is very high and the cost is high each year. This is a terrible disease so it doesn’t justify the cost too if you can make the change, the health care change, the clinical change. But the cost is relatively high so we’re giving this umbrella of cost, direct cost gives us tremendous advantage in terms of how we look and how we value and prize this program. This is the projection that we’re seeing. We really do see 3 to 3 and a half billion dollar program here over time with a relatively steep curve because of the somewhat front end load. Because you treat patients at the beginning. Lastly then Eliglustat, this is a program for a small molecule that isn’t potentially game changer, a way for us to regain the marketure we may have lost in the gains of enzyme replacement therapy for Gaucher patients. We saw good results, these are the results that we saw in the hematological values but also showed very good results in bone. And that’s where we’re particularly focusing, about a 100 patients are currently on treatment. And we will see what these results are somewhat in the future. We’re still accruing more patients. We’re executing our own value creation plan that on many of these points I have already mentioned what we’re doing. We’re focusing the key businesses, we’re capitalizing on the near term opportunities. We’re balancing the gross of the cash flow return on investment. We made some divestitures of businesses that had relatively low returns like the diagnostic businesses. And the announcement today around the cell therapy business. We’re improving our margin. In the first quarter, we achieved sustainable savings of 26 million dollars, yearly savings of 100 million dollars. And we’ll add to that for this year to create 270 million dollars sustainable savings going into the future and next year 2012, 385 million dollars. We have a very disciplined capital allocation program now that has resulted in a buy back of a billion dollar worth of shares last year. We have 2 billion dollars of cash. We have made an announcement that we may buy back an additional billion that is a decision that still needs to be made given all the different circumstances around the company. Over the next 3 years, next 5 years rather from 2008 thru 2013 we’re expecting a CAGR of 35% and accumulative cash flow of 5.6 billion. The three things that really influence this picture during this year and I very much look forward to referring to these three important elements. One of them is for us to actually pin down this consent decree business. And that is to close the Allston fill/finish facility. We are on track and we think we will be early by being able to do it in the first half of this year. The second is seeing the first clinical trial result for Alemtuzumab phase 3 clinical trial that will confirm the 5-year experience that we now have with the phase 2. Which will make much more of a reality of what I spoke about in terms of the value of that program. And the third is, to forever resolve this capacity limitation that we have had within the company with the approval of the new plant in Framingham. These three things will happen this year, we are on track in a very strong, and a very good way. And I much look forward to reporting to you on that. I have 1:35 left, not much. But thank you all very, very much for your attention. I look forward to seeing some of you in the break out. Thank you.

Genzyme Corporation Q&A delivered at the 29th Annual J.P. Morgan Healthcare Conference on
01/11/2011.
SPEAKER 1: Alright. Since we only have about 30 minutes and I think we probably should get started. This is being webcast so I will try and repeat, you know, before you ask your question, tell whom you are, your company, then I will try and repeat that before we answer. First question, there has to be a question. Yes sir.
QUESTION: My name’s Rob Martin, I’m from [inaudible] investment. My question is what do you think is a good intrinsic value for Genzyme?
SPEAKER 1: That’s a great question and is actually an answerable question but we shouldn’t go that today. Next?
QUESTION: So, just what perspective when you factor there are some cell productivity updates—
SPEAKER 1: Uh huh.
QUESTION: with respect to Framingham and moving up a little bit—
SPEAKER 1: Yeah.
QUESTION: and overall what are the latest updates, with respect to timeline?
ANSWER: Yes. Jeff D., I did make some comments that we weren’t quite getting there based the productivity improvements in Allston. We are making progress. We did have an 82% increase and allocations in the first quarter. We will be at the same level this current quarter. We were making better level in the next quarter, but we are really looking forward to having access to the new plant and so we’re putting a tremendous amount of effort into bringing the plant forward and it has been a very successful effort recently. So we thought that we would start validation runs later this quarter. We are now starting these months and that’s quite material. That means that all you think about it and follow us based of the results of the validation runs comes forth 2 months. And your next question is when do you expect to get approval in Europe? Then the thing is everybody at Genzyme advises me don’t answer that question because they’re still a little bit tricky so we are now dependent on 3 good validation runs. And we don’t want to get ahead of that but I’m hopeful indeed. When these runs are successful then the approval of the plant as we experienced in Belgium when we have the validation runs there and we get very, very collaboration, cooperation by the EMEA to get the Belgium plant approved for Myozyme that we have similar reaction here and that of course, will free, once we get that approval, all the validation runs will become saleable inventory and once we are at a different place. Next question? Yes sir.
QUESTION: I think that Sanofi is willing to negotiate a CVR. Is that enough to get started and are we significantly [inaudible]
ANSWER: Yeah. As I said to the last person asking about this Sanofi discussions. This is not the place and I understand— you’ll understand that too. This is not the place for me to make any comments. We made the statement with regards to the expansion of the work that’s going on with regards to the CVR. That statement was made yesterday morning and we rely on that. But I don’t want to get into discussion on CVRs, on values, on do I like or do I not like Chris or any of these things. It’s just not very helpful for the process. Yes, madam.
QUESTION: Comment on the FDA site, this thing is...?
SPEAKER 1: Yes. Mike, No, you. Sorry, John.
ANSWER: As we understand that there was an update on the FDA website that talked about in the drug shortage section that talked about an update. It was a regular update that happens and it was done incorrectly. It should have been in the resolved category. There’s no new update other than what Henri gave. That on Cerezyme, we are treating patients at full dose worldwide. So as I understand it, they’re updating that website now. We’ve spoken to FDA, our regulatory folks. I don’t know if it’s done already but that was done in there.
SPEAKER 1: Other question? Yes, madam.
QUESTION: Are you exploring indications for Leukine other than hematology/oncology such as Crohn’s disease.
ANSWER: Not Crohn’s disease, but we really are focusing Leukine within the oncology space. This is actually very interesting question that you asked and we’ve been very low key about it. We are sorting it through. This is a product that came to us as part of the Bayer transaction last year. We are intrigued, but it’s too early to make big statements. Other questions? Yes, Geoff.
QUESTION: What keeps you up at the night about the Campath trials?
SPEAKER 2: Henri, repeat the question.
ANSWER: What keeps us up or me up at night about the Campath trials? Of course, our industry is so focused on the clinical result and on the safety that inevitably that it has to be on your mind, but we now have so many years of oncology use of this compound and also so many years of MS use of this compound. Unfortunately, in Europe particularly the United Kingdom where this compound originated, there’s quite a bit of use around MS that we are trying to manage to the best of we can. So we are gaining— through of all that experience, we’re gaining some confidence but we are spending a significant effort to make sure that things don’t go out of hand. This will particularly become important in terms of off-label use or too early use because this is a very active compound. It’s a potent compound. We must manage it and that it will have a risk management program associated visit. So we want to do all the right things in order not to create something that is a problem; that could become a problem. So if something keeps me awake also it doesn’t keep me awake because I think we have a pretty good handle on it. But we all need to concern that people are very responsible in this off-label uses of compounds that are as active as the compound like this is.
QUESTION: And the follow on would be when you have evolution of MS paradigm with orals coming in the market, what— how does that change your view of the value of...?
ANSWER: Yeah. The efficacy differential and the convenience and compliance differential of this compound is so different from the orals or from any of the existing compounds currently in the market that doesn’t really change our view that much. But when we think about this in the first instance and also in the instance of saying, “Do you think about this as a $3, $3.5 billion program, peak sales, that is about 30% of the market, the commercial market.” So we don’t think about that compound as a 100% product. But, if it were my daughter, I would say, “This is the kind of compound that could produce the kind of results that I would like to see produce because this is a rotten disease.” And if you can avoid the kind of consequences of this disease in a way that it’s responsible and the way that works, then we have to learn how to do that. And if this compound can do that, we will learn how to do that because that value is too great. So, in longer time, I’m yet more optimistic than in the very short term. Any other shots? Questions?
QUESTION: Yes. Would you expand on the efficacy of the work against MS? You mentioned you found surprisingly 70% success rate or some success.
SPEAKER 1: Uh huh.
QUESTION: And is it possible to identify the non-responders? Or—
ANSWER: Yeah. It won’t have a very, very high response rate, a very high response rate. That’s not where the focus has been because it’s not— it’s very often on the oncology you have some basis responding extremely well and then as not. In this case, we have had a very, very high response rate. So I am not aware, maybe somebody else is able to answer this question more details.

ANSWER: I think the way to think about this is, virtually all patients have a reduction in the relapse rates some more than others. And so that’s why I wouldn’t answer that question. The second is just going back to Geoff’s earlier question about how we think about the orals and the like. To remind you to the slide, that a slide that Henri showed you earlier in terms of the efficacy. So all products— these products have shown reduction in relapse rate. We still think we have— or the numbers that we have from our Phase II trial showed a more effective reduction. But the key piece was that side and the expanded disability status scale which has Henri highlighted which the orals haven’t seen is that on alemtuzumab, you actually got an improvement in your disability status. While on the interference you are getting a deterioration. When you coupled out with the convenience part of this and the durability part of this therapy where you only need two treatments. One at, you know, day 1; and one at, at the end of the first year. They potentially get a 5-year benefit and that’s as far as we gone. We don’t know if potentially that benefit will extend beyond. So I think that’s where the discussion between the orals and ours is gonna pay. Taking oral everyday is not, of course, so convenient. There’s huge compliance issues for all products. This is by the way is David Meeker, our Chief Operating Officer. Yes sir, and then?
QUESTION: If it wasn’t a corporate thing, what would you do with the cash, that $560 million that you have generated over the next...
ANSWER: Now, we have a plan which will be discussed again by the board to activate stock buyback of a billion dollars, you know, between now and May approximately that clearly would be the destination for a billion dollars. Most of this really came from the transactions that we did around the divestitures. And between now and 2013, we will produce about 5.6 billion of cash. And stock buyback programs have been effective. It’s also possible if you can find an asset that clearly gives us a return on investment that is competitive with the stock buyback; that you go there. The discipline that we’re using is to go for the best return for the cash and it does not pinpoint. You don’t discuss it once a year on the same date. It is something you continuously review and think about. As you see from all of these companies, the larger companies. Companies do do transactions and we have done transactions in the past. I fully expect that we will do transactions in the future. Yes sir.
QUESTION: Can you address the differences between 2009 guidance and also I just want to understand the new guidance [inaudible] about a billion dollar buyback [inaudible] make sure with that [inaudible].
ANSWER: Yes. The guidance that I gave today, $4.10 to $4.35 does assume that we will execute on the buyback of a billion dollars between now and May. So that that doesn’t happen that will have— you can calculate the effect. The reduction in September, we sat $4.30 to $4.60. This was prior to us having done all the planning for 2011, all the budgeting and everything related to the manufacturing, scaling, and setting of the plants and knowing how much product we precisely had. So the adjustment that you saw today from $4.30 to 4.60 is a fine tuning of that forecast based on data, and the 2 relevant piece of data. One is margin, the investments and manufacturing doing this period of time. This is an expensive year from manufacturing point of view for us because we are starting up 2 plants. And that’s always the expensive moment. And the second is I’ve taken out some product for Fabrazyme in the first half that was that gray, that hashed zone that you saw so that we don’t get ahead of ourselves. May not be necessary if the productivity picks up but for just plain good planning reasons, those are the 2 adjustments that I made and the board agreed us for us to make that. Other questions? Yes sir.
QUESTION: In your previous disclosure is that your Fabrazyme supply will eventually full supply for the whole market in first half of 2011?
ANSWER: Yeah.
QUESTION: and back to baseline in the second half.
ANSWER: Yes.
QUESTION: Is a shift and so...
ANSWER: This is the same question I just answered. The question is, “Did the Fabrazyme supply picture slipped slightly from the second quarter to the second half?” It did. And that’s the adjustment on the earnings side. Okay. It’s possible that we do better. But, you know, there’s a lot of stake here and we want to make sure that we are realistic as possible. Other questions? Now, shall we—. Well, Mark. Yes sir.
QUESTION: For guidance assumptions, does that assume that all your late stage pipeline drugs, that those drugs get approved as well? You’re 3 million shares worth $50 million?
ANSWER: Yeah. It does assume the orals, of course, And there are a number of, first of all, orals in the background that don’t necessarily change the role very much in terms of the efficacy date represent. So this is a moving field. We don’t see any drug currently on the development that challenge us the efficacy advantage that Lemtrada represents. So there will— maybe the mix will change some of products, with new products being introduced but we don’t see many of them at this late stage that would have an efficacy that would challenge Lemtrada. Okay. Then we close off. Thank you very much.